Exhibit 99.1

April 29, 2025
TO THE SHAREHOLDERS OF DIANA SHIPPING INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of Diana Shipping Inc. (the “Company”) which will be held on May 28, 2025 at 8:00 a.m. Eastern Daylight Time. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/DSX2025. You will not be able to attend the Meeting physically.
At the Meeting, holders of shares of common stock, par value US$0.01 per share (the “Common Shares”), Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.	To elect three Class II Directors to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2025 (“Proposal Two”); and
3.
To approve the amendment to the Company’s Amended and Restated Articles of Incorporation authorizing the Board of Directors to effect one or more reverse stock splits of the Company’s issued Common Shares, in the aggregate ratio of not more than 1-for-100, with the exact ratio to be determined by the Board of Directors in its discretion (“Proposal Three”);

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. The adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.
If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT APRIL 29, 2025, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours, Semiramis Paliou Chief Executive Officer

16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (210) 947-0100, Fax: + (30) (210) 947-0101
e-mail: ir@dianashippinginc.com – www.dianashippinginc.com

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 29, 2025
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value US$0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of Diana Shipping Inc. (the “Company”) will be held on May 28, 2025 at 8:00 a.m. Eastern Daylight Time (the “Meeting”). The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/DSX2025.  The Meeting will be held for the following purposes, of which items 1, 2 and 3 are more fully set forth in the accompanying Proxy Statement:
1.	To elect three Class II Directors to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2025 (“Proposal Two”); and
3.
To approve the amendment to the Company’s Amended and Restated Articles of Incorporation authorizing the Board of Directors to effect one or more reverse stock splits of the Company’s issued Common Shares, in the aggregate ratio of not more than 1-for-100, with the exact ratio to be determined by the Board of Directors in its discretion (“Proposal Three”);

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on April 21, 2025 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 7:45 a.m. Eastern Standard Time, on May 28, 2025.
If you virtually attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Ioannis G. Zafirakis Secretary

April 29, 2025
Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 28, 2025
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Diana Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on May 28, 2025 at 8:00 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of April 21, 2025.
VOTING RIGHTS AND OUTSTANDING SHARES
On April 21, 2025 (the “Record Date”), the Company had outstanding 115,771,505 shares of common stock, par value US$0.01 per share (the “Common Shares”), 10,675 shares of Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and 400 shares of Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held, 1,000 votes for each Series C Preferred Share then held and approximately 62,220 votes for each Series D Preferred Share then held. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DSX.”

REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, at 16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person (by participating through the virtual meeting website).

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company currently has eleven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Mr. Kyriacos Riris, Mr. Eleftherios Papatrifon and Mr. Simon Frank Peter Morecroft, for re-election as directors whose term will expire at the 2028 Annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Kyriacos Riris	75	Class II Director
Eleftherios Papatrifon	54	Class II Director
Simon Frank Peter Morecroft	65	Class II Director

Kyriacos Riris has served as a Director of Diana Shipping Inc. since March 2015 and a member of its Nominating Committee since May 2015. From May 2022, he is also the Chairman of the Audit Committee of the Company. Commencing in 1998, Mr. Riris served in a series of positions in PricewaterhouseCoopers (PwC), Greece, including Senior Partner, Managing Partner of the Audit and the Advisory/Consulting Lines of Service. From 2009 to 2014, Mr. Riris served as Chairman of the Board of Directors of PricewaterhouseCoopers (PwC), Greece. Prior to its merger with PwC, Mr. Riris was employed at Grant Thornton, Greece, where in 1984 he became a Partner. From 1976 to 1982, Mr. Riris was employed at Arthur Young, Greece. Since November 2018, Mr. Riris has served as Chairman of Titan Cement International S.A., a Belgian corporation, while he is currently the Vice Chairman of the Board and the Chairman of the Audit and the Risk Committee of the Group. Mr. Riris holds a degree from Birmingham Polytechnic (presently Birmingham City University) and completed his professional qualifications with the Association of Certified Chartered Accountants (ACCA) in the UK in 1975, becoming a Fellow of the Association of Certified Accountants in 1985.
Eleftherios Papatrifon has served as a Director and a member of the Executive Committee of Diana Shipping Inc. since February 2023. Prior to this appointment, he served as Chief Operating Officer of the Company from March 2021 to February 2023. Mr. Papatrifon also serves as a Director of OceanPal Inc. (NASDAQ: OP) and a member of its Executive Committee, positions he has held since November 2021. From November 2021 to January 2023, he served as Chief Executive Officer of OceanPal Inc.

Prior to joining Diana Shipping Inc., he was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and in Greece. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.
Simon Morecroft has served as a Director of Diana Shipping Inc. since May 2022. He also serves as a Director of Enarxis Ltd, a shipping consultancy company. Mr. Morecroft spent his career in the shipbroking industry as a Sale and Purchase broker. He joined Braemar Shipbrokers Ltd (now Braemar ACM Shipbroking) in 1983 becoming a director in 1986 and remained on the board until his retirement in August 2021. During this time Braemar grew from a boutique broking operation into one of the world’s most successful fully integrated shipbroking companies with a listing on the London Stock Exchange. Mr. Morecroft graduated from Oxford University in 1980 with a Masters in PPE.
Audit Committee. The Company’s Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s outside auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. Kyriacos Riris (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2025.
Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION
Reverse Stock Split
The board of directors (the “Board”) has approved, and is hereby soliciting shareholder approval of one or more amendments to the Company’s Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I to effect one or more reverse stock splits of the Company’s issued Common Shares, in the aggregate ratio of not more than 1-for-100, with the exact ratio to be determined by the Board in its discretion. A vote FOR the Proposal will constitute approval of the Amendment, providing for the combination, except as explained below with respect to fractional shares, of one or more of the Company’s issued Common Shares and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement a reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the Shareholders approve this Proposal, the Board or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select a reverse stock split ratio within the approved range and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of this Proposal. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. An Amendment will not change the number of authorized shares or par value of the Company’s Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 1 billion Common Shares and the par value will remain at one United States cent ($0.01) per Common Share.
If the requisite Shareholders approve this Proposal, the reverse stock split or splits will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the Shareholders’ best interests at that time. In connection with any determination to effect a reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range approved by the Shareholders. The determination will be made by the Board with the intention to create the greatest marketability of the Company’s Common Shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, a reverse stock split contemplated in this Proposal if it determines, in its sole discretion, that implementing a reverse stock split is not in the best interests of the Company and its Shareholders.

Purpose and Background of One or More Reverse Stock Splits

The purpose for seeking approval to effect one or more reverse stock splits is to increase the per share trading value of the Company’s Common Shares. The Board may effect a reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of the reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders.
NYSE has several listing criteria that companies must satisfy in order to maintain their listing, including that the Company’s Common Shares must maintain a minimum price that is greater than or equal to $1.00 per share (the “Minimum Price Requirement”).  While the Company’s common stock is currently trading above this threshold and the Company currently expects to remain in compliance with the NYSE’s minimum price requirement, it believes that it is prudent to seek shareholder approval at the 2025 Annual Meeting in order to avoid additional costs that would be associated with the notice and calling of a special shareholder meeting to obtain necessary approvals should the stock price drop below $1.00 for 30 consecutive days and a reverse stock split becomes necessary.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of a reverse stock split, Shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how Shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a Shareholder until such shareholder has surrendered such Shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of shares of common stock held following the reverse stock split.
Upon a reverse stock split, the Company intends to treat shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered Shareholders for processing the reverse stock split and making payment for fractional shares. If a Shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, such Shareholder is encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with a reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Shares on NYSE on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote. Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors Ioannis G. Zafirakis Secretary

April 29, 2025
Athens, Greece